U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                  Of Small Business Issuers under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                          DUNGANNON INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)


             DELAWARE                                            33-0901631
(State of Incorporation or Organization)                      (I.R.S. Employer
                                                             Identification No.)


                          805-510 West Hastings Street
                       Vancouver, British Columbia V6B 1LB
                (Physical Address of Principal Executive Offices)


                          805-510 West Hastings Street
                       Vancouver, British Columbia V6B 1LB
                (Mailing Address of Principal Executive Offices)


                                 (604) 689-1818
                              (604) 689-1815 (FAX)
                           (Issuer's Telephone Number)


           Securities to be Registered Under Section 12(b) of the Act:

                                      None

           Securities to be Registered Under Section 12(g) of the Act:

                         Common Stock - .0001 Par Value
                                (Title of Class)

GENERAL

Dungannon International, Inc. ("the Company") is voluntarily filing this Form 10-SB registration statement to enhance investor protection, to make information concerning our business plan, including financials, available to the public as well as our existing and potential investors and to provide information if a trading market commences. We intend to continue to file all interim and periodic reports as required under Section 13(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and by the Securities and Exchange Commission (SEC) in order to stay in compliance with all applicable securities rules and regulations relating to reporting companies. The Company is also filing this registration statement on a voluntary basis to comply with prerequisites for listing of our securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

BUSINESS DEVELOPMENT

FORM AND YEAR OF ORGANIZATION

Dungannon International, Inc. was incorporated in Delaware on February 18, 1999. Dungannon intends to operate as an environmental enterprise products/services management and development corporation engaged in the business of acquiring revenue generating equity and other securitized interests in environmental enterprises.

The company received its initial funding through the sale of its common stock to investors from the period of approximately February 23 through September 19, 2000. The company offered and sold 3,000,000 common shares at $.001 per share to an officer/director on February 23, 2000, and 177,000 common shares at $.10 per share to 45 non-affiliated private investors from April 5 through September 19, 2000.

BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.

REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE ISSUER

The primary business activity of Dungannon is the identification, screening, valuation and structuring of environmental acquisition and investment opportunities, with the ultimate goal of engendering operating positions, in start-up, maturing, turn-around and other selected environmental business ventures. Dungannon intends to engage in a series of small sized, high growth

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potential environmental business acquisitions, in due course, forming a diversified environmental multi-business unit. Dungannon intends to implement its vision through five key strategies:

     - Acquiring companies to provide superior returns on investment primarily in the arenas of industrial and consumer waste materials reclamation, processing and remediation.

     - Providing acquired companies with management tools and resources to facilitate growth and profitability including financial management, management information systems, marketing and sales support operations support and joint venture development.

     - Improving asset performance by selling or eliminating marginal operations of acquired companies, transferring assets among operating companies where appropriate, improving credit management and cross-utilizing assets.

     - Building sustainable competitive advantage through low cost and effective reclamation systems/processes, high value added production processes and superior customer service in both industrial and consumer niche markets.

     - Developing a diverse and well-balanced industrial customer base, providing financial stability and multiple growth opportunities.

THE INDUSTRY

As the science of Ecology and Economics merge in a universal environmental equation, concern for environmental efficiency with which society turns natural resources into economic productivity will translate into rich markets for those enterprises, which can fairly and honestly exploit the creative forces accommodating environment problem solving. Dungannon was created as an umbrella operating organization, to seek out and enter into synergistic operating arrangements and strategic alliances, developing/introducing proven technologies and processes, which address environmental concerns in general and the growing crisis in global waste management in particular.

Historically, the environment, per se, has often been taken for granted. However, with the changes in our modern lifestyles and attitudes toward pollution and contamination of the earth's natural bounty, everyone is looking for answers to major problems, which are perceived as potentially escalating to catastrophic proportions. This environmental sensitivity will provide lucrative opportunities for companies like Dungannon to provide performance proven, cost effective solutions for today's environmental rehabilitation challenges. With the increasing media coverage of waste problems, growing public concern, and new regulations/mandates to reduce waste output and pollution, cities, provinces, states, countries and industries are scrambling to find effective methods of waste disposal and recycling (resource renewal). Current demand is escalating rapidly; and since waste disposal costs generally exceed the cost of the increasingly efficient new systems, the moment is obviously ideal for the state of the art environmental technologies to be assembled by Dungannon through acquisition and investment.

We are currently a development stage company. We have not yet begun our principal operations and no revenues have been generated. We will only be able to implement our business plan if we receive funding. Our plan is to raise

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$200,000 in funding and to use funding we receive to provide cash for our business plan during the next twelve months. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget, or a shortfall of funding due to our inability to raise capital. If no funding is received during the next twelve months, we will be forced to rely on funds loaned by our officer/director. Dungannon International's officer/director has no formal commitments, arrangements or legal obligations to advance or loan funds to the company. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, Dungannon International may be dormant during the next twelve months, or until such time as necessary funds could be raised through sources such as loans or from a private placement sale or our shares in the equity securities market. Without necessary cash flow, we may also consider a merger with another company, but we have no plans to do so at this time and have not entered into any merger discussions with any company at this time.

DESCRIPTION OF BUSINESS

Dungannon intends to be an environmental enterprise management/holding and operating company. Dungannon will be in the business of acquiring equity and other securitized interests in environmental enterprises, products and services; securing access to the benefits of potential income, dividend and asset growth from operating subsidiary and associated company development; and enhancing the value of invested capital by (1) financing development and commercialization of acquired environmental enterprises and associated operating subsidiary undertakings, as well as (2) arranging for the provision of other corporate development assistance and managerial expertise to companies in which a financial interest is maintained.

Dungannon may enter into mergers, acquisitions, joint ventures, partnerships and/or strategic alliances. The aforementioned partnering approach to corporate expansion is designed to lessen the cost and bring additional expertise and/or other resources to the collective table, thereby spreading the risk and enabling Dungannon to take advantage of previously unexploitable environmental business opportunities. It is the intention of management to continue to seek out business opportunities whereby Dungannon can purchase and/or acquire interest in assets or enterprises at advantageous discounts to intrinsic value. On occasion, these objectives may be achieved through directed research of such potential opportunities as may be available through bankruptcies or foreclosures at banking institutions, corporate reorganizations, unfunded expansion plans, corporate break-up, management team deficiency, pre-commercialized ventures, under capitalization and/or similar situations.

Acquisitions may be accomplished through combinations of cash, equity or debt leverage mechanisms. Emphasis in evaluating acquisition will be on rate of return and cash flow. The purchase or exchange of assets may require Dungannon to seek supplemental external financing from private or institutional sources. In such event Dungannon may be required to mortgage, pledge or hypothecate its assets.

Dungannon may divisionalize its activities by either environmental industry segment and/or function. These operating divisions will in most instances be separate corporate entities. Ownership of divisional operating components may be partial, wholly owned, or even associative in nature. It is the intention of

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Dungannon management as an integral part of this enterprise development process, to engage in certain post investment activities such as the development of internal controls to protect investment, provision of management and operating direction, and orchestration of mergers, acquisitions, joint ventures, strategic alliances or public financing to create liquidity for the investment. Key to the takeover, acquisition or development decision will be the ability to effectively and efficiently install Dungannon's centralized and/or outsourced management resources as well as attendant operations and management systems, to synergistically effect a turnaround and/or maximize the unrealized potential of the acquired enterprise. Dungannon may provide support to the acquired or developed operations in areas of strategic planning, engineering, cost and budgetary controls, financing, personnel training and development and product/market expansion. Dungannon intends to build upon the core competencies of the centralized director management module by employing outsourced resources to build its service platform.

Dungannon's objective is to make value-added contributions to increase the profitability of acquired and/or investee companies thereby enhancing value and investment return to investors. This methodology will simply stress:

     -    enhancement of capital raising abilities
     -    maximizing cash flow
     -    increasing profitability
     -    refining management information systems
     -    minimizing expenditures/overhead

Notwithstanding that beneficial social criteria will be diligently considered in each environmental enterprise or product acquisition, development, or investment decision, the principle objective of Dungannon is the realization of superior income and capital appreciation through investment in a diversified and balanced portfolio of junior environmental enterprises.

Dungannon will negotiate its acquisitions and investments with a view to obtaining a high rate of return reflecting the risk factors inherent in providing development capital and resources to environmental enterprises. The mix of the acquisitions and investments will stress the realization of positive cash flow on as short a term as possible consistent with preserving the operating viability/integrity of the acquired and/or investor enterprise(s).

Dungannon will in some instances make its investments in association with other companies, persons and/or syndicates, thereby taking advantage of outsourced complementary resources to identify, develop, finance and monitor opportunities for acquisition or investment. Dungannon may also raise or mobilize capital by creating and/or participating in the management of other enterprise development vehicles, limited partnerships or mutual funds, tailored to specific investor groups such as non-taxable investors, labor organizations, investors not concerned with liquidity or investors favoring commitment at particular stages of the venture capitalization process. Dungannon may form and/or cultivate formal and informal relationships with an unlimited number of environmental investment capital sources in North America and overseas. When appropriate and/or advantageous to Dungannon and/or its investor enterprises, joint ventures and strategic alliances may be entered into. At this time, Dungannon has not entered into any negotiation or agreement nor cultivated any formal and informal relationships with any environmental investment capital sources.

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
INVESTMENT PROCESS

Dungannon will institute a comprehensive multi-stage enterprise investment process as follows:

IDENTIFICATION AND SCREENING OF INVESTMENT OPPORTUNITIES

Dungannon's management, staff and enterprise advisors will undertake this initial stage of the enterprise investment process. It will involve:

     (a) the generation of a flow of environmental enterprise development opportunities (directly and/or through finders and sponsors;
     (b) business plan review, meeting with founders, promoters, and/or potential acquisition targets or investee company representatives;
     (c) coordination of finder or sponsor input and expressions of interest presented through Dungannon's Advisory Committee members; and,
     (d) eventual referral of promising proposals to the next stage in the process.

The environmental and other relevant industry/business connections of Dungannon's director, officer, staff and/or advisor/consultants will be cultivated to ensure a diversified flow of quality enterprise development/investment prospects.

IN DEPTH EVALUATION ("DUE DILIGENCE STRATEGIC AUDIT")

This second stage of the environmental enterprise vetting process, is in most instances likely to involve specialized advisor/consultant input external to Dungannon. Compensation for this strategic audit project/enterprise evaluation, where it involves specialized advisory resources external to Dungannon, will generally be covered by the acquisition target or investee enterprise. Dungannon's management, staff and its Director's Advisory Committee members may also have input at this level.

STRUCTURING AND NEGOTIATING COMMITMENT, PRICE, TERMS AND CONDITIONS

This third stage of the process will be the responsibility of Dungannon's senior management and senior advisors. By this stage, the enterprise investment proposal will have been refined to such a degree that Dungannon's return-on-investment expectations are aligned with the realistic potential of the opportunity.

APPROVAL

At this fourth stage, Dungannon's senior management, staff and/or advisors will present advanced enterprise acquisition, development, investment opportunities for approval to the appropriate decision making level in Dungannon's organization.

ACQUISITION TARGET AND INVESTMENT MONITORING AND FOLLOW-UP

Under the direction of Dungannon's President, Dungannon staff will be responsible for the actual acquisition or investment of funds, and for arranging legal and technical (accounting) verification of any aspects of the approved acquisition or investment requiring such verification. Subsequent to the

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placement of funds, completely or in part, Dungannon management and/or staff will take an active role in monitoring the activities and progress of acquired or investee enterprises. Reporting requirements, board representation and regular review meetings with representatives of acquired or investee enterprises will be among the monitoring and control mechanisms that will be used to maintain current information and guard against potential problems or disappointments.

At this time, there have been no identification and screening of any investment opportunity, nor any evaluation due diligence audit completed, nor any negotiating, commitments or approvals made for any proposed business investment on behalf of the Company.

COMPETITION AND COMPETITIVE POSITION

The Company is, and will remain for the foreseeable future, an insignificant participant among those firms which are also engaged in the business of the company. There are many established entities and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. Management believes that it competes primarily on the basis of its ability and reputation as an investor of environmental based businesses, its contacts among this industry and its flexibility in structuring the specific terms of its investments. In view of the Company's extremely limited resources, it should be expected that the company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

Dungannon International has no current plans to apply for registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for copyright, trademark or patent applications on an ongoing basis.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

Dungannon International is not subject to any federal or state regulations regarding its services and is not aware of any federal laws and regulations that would have an adverse effect directly or indirectly on its operations.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

Dungannon International has not expended funds for research and development costs since inception.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Dungannon International is not aware of any environmental regulations that could directly effect its operations, but no assurance can be given that environmental regulations will not, in the future, have a material adverse impact on the business.

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NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES

Dungannon International has one employee, its sole director and officer who will devote as much time as necessary to manage the affairs of the company. The officer intends to work on a full time basis when we raise capital per our business plan. Our business plan calls for hiring two new full-time employees during the next twelve months, if funding can be arranged.

RISKS

Investors in Dungannon International should carefully consider the following risk factors associated with our plans and product:

WE ARE A DEVELOPMENT STAGE COMPANY WITH NO OPERATING HISTORY. THIS WILL MAKE IT DIFFICULT FOR OUR SHAREHOLDERS TO EVALUATE OUR FUTURE PLANS AND PROSPECTS.

Investors should carefully evaluate any investment in our company due to the inherent risks, expenses, delays, and difficulties that will likely be a part of our development. As we are implementing a business plan with no near-term revenues, we expect to incur net losses in the foreseeable future. The ability of Dungannon to establish itself as a viable environmental operating and/or investment commercial enterprise based upon establishing a sound asset base has not been proven and its prospects to do so must, therefore, must be considered speculative.

THE EARLY OR DEVELOPMENT STAGE ENVIRONMENTAL ACQUISITION, INVESTMENT AND BUSINESS ACTIVITIES TO BE UNDERTAKEN BY DUNGANNON MUST BE CONSIDERED SPECULATIVE.

Although management will adopt certain sound evaluation criteria with respect to investment and acquisitions to be made by Dungannon, the development stage environmental acquisition, investment and business activities to be undertaken by Dungannon must be considered speculative. The value of the assets of Dungannon may be materially affected by the failure of one or more of the enterprises in which Dungannon invests or operates.

NO DIVIDENDS HAVE BEEN PAID ON DUNGANNON'S COMMON SHARES SINCE INCEPTION AND THERE IS NO ASSURANCE THAT SUCH DIVIDENDS WILL BE EARNED OR PAID IN THE FUTURE.

For the foreseeable future, Dungannon expects to re-invest in Dungannon's operations, all profits that would otherwise be available for distribution to shareholders for cash dividends. While the payment of stock dividends is an alternative, there is no assurance that these will ever be paid in the future.

OUR FINANCIAL STATUS CREATES A DOUBT WHETHER WE WILL CONTINUE AS A GOING CONCERN. OUR INDEPENDENT AUDITORS HAVE ISSUED AN AUDIT OPINION FOR DUNGANNON INTERNATIONAL WHICH INCLUDES A STATEMENT DESCRIBING OUR GOING CONCERN STATUS. IF OUR BUSINESS PLAN FOR THE FUTURE IS NOT SUCCESSFUL, INVESTORS WILL LIKELY LOSE ALL OF THEIR INVESTMENT IN OUR STOCK.

As noted in our accompanying financial statements, our current financial condition of nominal assets and no current operating business activities necessary for revenues and operating capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no material operations, revenues, or profits.

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NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUATION OF GOING CONCERN NOT ASSURED

As of January 31, 2004, the Company had working capital of $205 and an accumulated deficit of $20,495. As the capital needs of the Company are greater than the current working capital, the Company must raise additional capital in order to implement its business plan. No assurance can be given that the Company will be able to organize debt or equity financing, or that if available, it will be available on terms and conditions satisfactory to management and might dilute current shareholders.

We anticipate minimal cash requirements until we commence a full-scale execution of our business plan. Until we raise sufficient capital from outside sources to commence full-scale operations or if no capital is available on terms and conditions satisfactory to management, we anticipate our executive officer and/or directors will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including the Securities and Exchange Commission over the course of the next twelve months. However, because there are no formal agreements in place with our executive officer and/or directors, no assurances can be given that they will provide for any cash shortfalls or that any cash shortfalls can be deferred or paid for through the issuance of common stock.

If our executive officer and/or directors do not cover the cash cost of our auditing requirements, a failure to maintain current auditing of our corporate affairs would result in our failure to meet our future filing requirements with the Securities and Exchange Commission. Failure to retain our status as a reporting company could further limit our abilities to raise the necessary amount of investment capital to commence execution of our business plan.

The Company has prepared audited financial statements as of July 31, 2003 and related statements of operations for the six months period ended January 31, 2004, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company would be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

THE COMPANY HAS GENERATED NO INCOME FROM OPERATIONS AND EXPECT OPERATING LOSSES IN THE FORESEEABLE FUTURE

The Company currently has generated no income from operations and expects to incur operating losses for the foreseeable future. As of January 31, 2004 the accumulated deficit is $20,495. There can be no assurance that the Company will achieve positive cash flow operations in the future. If the Company ever has operating profits, it may not be able to sustain them. Expenses will increase as we build an infrastructure to implement our business model. Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses is not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

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OUR BUSINESS STRATEGY REQUIRES US TO RAISE CASH OF $200,000. WITHOUT THIS
FUNDING, WE COULD REMAIN AS A DEVELOPMENT STAGE COMPANY WITH NO MATERIAL OPERATIONS, REVENUES OR PROFITS.

We require new funding of $200,000 in order to implement our business plan. We have not determined a source for this funding. We currently have no funding commitments from any individuals or entities. If we use equity capital as a source of funding, potential new shareholders may be unwilling to accept either the likely dilution of their per share value or the high level of risk involved with our unproven new product. Without this funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

THERE IS NO TRADING MARKET FOR OUR COMMON STOCK. WE HAVE NO CURRENT PUBLIC OFFERING AND NO PROPOSED PUBLIC OFFERING OF OUR EQUITY.

On October 28, 2003 the Company obtained an unpriced quotation on the Pink Sheets L.L.C. for its common stock. There are no minimum quantitative standards that a company must meet in order to obtain an unpriced quotation on the Pink Sheets and the securities quoted on the Pink Sheets are not governed by any regulatory body. At this time, no trading market has been established for our common stock or any other securities of the Company and there can be no assurance that a trading market will develop in the future, or if developed, that it will be sustained. Furthermore, investors who desire to sell their shares of common stock in any market that develops may encounter substantial difficulty in doing so because of the fact that the price thereof may fluctuate rapidly as a result of changing economic conditions as well as conditions in the securities markets. There is no guarantee of trading volume or trading price levels sufficient for investors to sell their stock, recover their investment in our stock, or profit from the sale of their stock.

OUR SOLE OFFICER/DIRECTOR BENEFICIALLY OWNS 94% OF THE OUTSTANDING SHARES OF OUR COMMON STOCK. IF HE CHOOSES TO SELL HIS SHARES IN THE FUTURE, IT MIGHT HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK.

Due to the controlling amount of our officer/director's share ownership in our company, if he decides to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If our officer/director decides to sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of directors and officers (affiliates) to sell their shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

THE CURRENT OFFICER/DIRECTOR, GARY CICCOZZI, IS THE SOLE OFFICER/DIRECTOR OF THE COMPANY, AND AT THE SAME TIME, HE IS INVOVLED IN OTHER BUSINESS ACTIVITIES. DUNGANNON INTERNATIONAL'S NEEDS FOR HIS TIME AND SERVICES COULD CONFLICT WITH HIS OTHER BUSINESS ACTIVITIES. THIS POSSIBLE CONFLICT OF INTEREST COULD RESULT

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IN HIS INABILITY TO PROPERLY MANAGE DUNGANNON INTERNATIONAL'S AFFAIRS, RESULTING
IN OUR REMAINING A SMALL COMPANY WITH NO MATERIAL OPERATIONS, REVENUES, OR PROFITS.

We have not formulated a plan to resolve any possible conflicts that may arise between our needs for Ciccozzi's services and his other business responsibilities.

DUNGANNON WILL BE COMPETING FOR ENVIRONMENTAL OPERATING AND INVESTMENT OPPORTUNITIES WITH OTHER ENTITIES, MANY OF WHICH MAY HAVE GREATER FINANCIAL RESOURCES THAN DUNGANNON.

In the environmental industry in which Dungannon intends to operate, there is considerable competition and there are several well capitalized environmental investment capital sources seeking to identify potential in environmental enterprises' products. Such competition may reduce the availability of suitable investments or increase costs and/or price of acquisitions.

EXECUTIVE MANAGEMENT OF DUNGANNON'S BUSINESS IS PRIMARILY PROVIDED BY DUNGANNON'S PRESIDENT.

At this stage of its corporate development, Dungannon has necessarily limited the establishment of extensive administrative and operating infrastructure. Instead, Dungannon will likely rely, for necessary skills, on external adviser/consultants with extensive senior level management experience in such fields as environmental enterprises, finance, process and production, marketing, legal and regulatory, and investment. Accordingly, the future success of Dungannon is very dependent upon the ongoing availability and commitment of its officer, director and advisor consultants, not all of who will be bound by formal contractual employment agreements. The absence of these formal contractual relationships may be considered to represent an area of risk.

DUNGANNON MAY REQUIRE ADDITIONAL FUNDING WHICH MAY BE DILUTIVE TO COMMON SHAREHOLDERS.

While there may be some immediate contribution to operating overhead from prospective acquired and/or portfolio companies, in the event that existing operating expenses cannot be supported by portfolio company revenues when the proceeds of any corporate equity and/or debt offering may have been expended, Dungannon may be required to seek additional funding which may be dilutive to common shareholders.

DUNGANNON'S INVESTMENT/ACQUISITION POLICIES MAY BE CHANGED AT THE DISCRETION OF ITS BOARD OF DIRECTORS.

Any funds invested or loaned into Dungannon will be entrusted to the Company's sole director in whose judgment investors must depend with only limited information about specific intentions. The Company's investment/acquisition policies may be changed at the discretion of its sole director.

OUR COMMON STOCK IS SUBJECT TO THE PENNY STOCK RULE

The Securities and Exchange Commission Rule 15g-9 established the definition of a "penny stock," for the purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt,

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the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is below $5.00 there will be fewer purchasers qualified by their brokers to purchase shares of the company, and therefore a less liquid market for the securities.

REPORTS TO SECURITIES HOLDERS

We provide an annual report that includes our financial information to our shareholders upon written request. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. Dungannon International will become subject to disclosure filing requirements upon effectiveness of this Form 10SB, including Form 10-KSB annually and Form 10QSB quarterly. In addition, we will file Form 8-K and other proxy and information statement from time to time as required. We do not intend to voluntarily file the above reports in the event our obligation to file such reports is suspended under the Exchange Act.

The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street NW, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


                                     ITEM 2

GENERAL

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Item 1. Description of Business - Risk Factors found elsewhere in this registration statement.

Dungannon International, Inc. is a development stage environmental enterprise products/services management and development corporation engaged in the business of acquiring revenue generating equity and other securitized interests in environmental enterprises.

ANALYSIS OF FINANCIAL CONDITION

The Company has not yet generated positive cash flow from operating activities.

The Company did not generate positive cash flow from operations for the period ending January 31, 2004 or for the year ending July 31, 2003. From February 18, 1999 to January 31, 2004, the Company had a net loss of ($20,495). The losses were a result of organization and other start-up related costs. As of January 31, 2004, the Company had $205 in working capital. (See "Independent Auditor's Report" within this registration statement).

PLAN OF OPERATION

We are a development stage company and have generated no revenue to date. We have sold $20,382 in equity securities to pay for our prior minimum level of operations. Our current cash balance is $205 as of January 31, 2004. We do not believe the company's current cash balance is sufficient to fund the current minimal level of operations through the next 12 months. In order to advance the Company's business plan we must raise $200,000 capital through the sale of equity securities or debt financing. If the company is unable to raise additional funds in the equity/debt securities market, we will be forced to rely on existing cash in the bank and funds loaned by an officer and or director. We anticipate our executive officer/director will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including the Securities and Exchange Commission over the course of the next twelve months.

The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes it is "unlikely" that we can continue as a going concern. See "Independent Auditor's Report" within this registration statement. The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to meet its future financing requirements.

Over the next 12-months, the Company intends to spend our time and resources on the following activities:

     - Complete SEC Registration Process. The Company hopes to have our Form 10SB completed during the third quarter 2004. All of our effort and resources will be focused on this effort until it has been successfully completed.

     - Raise capital. Beginning in fourth quarter 2004, after we have successfully completed our SEC registration process, we intend to revisit various funding scenarios with established broker-dealer firms. It is our hope to be able to find a broker-dealer willing to assist us in locating adequate funding. In the event we are not able to find a broker-dealer willing to assist us, our contingency plan calls for our officer/director to prepare a private placement memorandum and raise capital of $200,000 through the sale of common stock in a private placement by selling 200,000 shares at $1.00 per share during the remainder of 2004. If the Company is successful at raising these funds we intend to spend the funds as follows:

          Legal and Accounting Fees                           $ 20,000
          Office Lease and furniture/equipment                $ 45,000
          Set up and maintenance of Web site                  $ 15,000
          Marketing                                           $ 15,000
          Salaries                                            $ 50,000
          Working Capital Reserve                             $ 55,000
                                                              --------
          Total                                               $200,000
                                                              ========

     - Establish Working Office. Once we have raised capital of $200,000, we will open an actual office capable of hosting our prospective clients. This should take approximately one month to establish and get prepared for hosting prospective clients. The company anticipates that it will need $25,000 to rent office space and $20,000 for purchase of computers and fixed assets. Also at this stage we intend to create all of our necessary support materials and documentation to properly conduct our business activities regarding marketing and advertising. During the interim, the Company plans to begin its design phase of producing a web site that will describe all consulting and business activities.

     - Commence Marketing Efforts. Although marketing efforts will be an ongoing and a never ending process, the Company intends to begin with its initial market efforts only after we have successfully completed our SEC registration, raised the required capital and opened a working office. The company intends to allocate $15,000 on its initial marketing to personal/renewal contacts.

At this time the company has not completed the SEC registration process, raised capital, established a working office or commenced marketing efforts. None of these activities are revenue generating. Due to limited resources and lack of operational performance, there is not a guarantee that the company will succeed in executing its business plan or its projected activities over the next 12 months. Because we have no operating history, it is difficult to evaluate our business and future prospects. Our revenue and income potential is unproven and our business model may not work.

Management is currently evaluating the feasibility of conducting a limited offering or private placement of our securities. Such offerings would probably require us to register securities for sale with the Securities and Exchange Commission. The cost of undergoing such a registration might be prohibitive and could prevent us from obtaining the investment capital we need to commence execution of our business plan.

We have received a going concern opinion on our financial statements that raises substantial doubt as to our ability to continue as a going concern. As noted in our accompanying financial statements, our current financial condition of nominal assets and no current operating business activities necessary for revenues and operating capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no material operations, revenues, or profits. Although management believes their plan for Dungannon International will generate revenue and profit, there is no guarantee their past experiences will provide the company with similar future successes.

We will only be able to implement our business plan if we receive funding. Our plan is to raise $200,000 in funding and to use funding we receive to provide cash for our business plan during the next twelve months as cash flow from sales is not estimated to begin within the next twelve months. We will face considerable risk in each of our business plan steps, such as difficulty in hiring competent personnel within our budget, or a shortfall of funding due to our inability to raise capital.

If no funding is received during the next twelve months, we will be forced to rely on funds loaned by our officer/director. Dungannon International's officer/director has verbally agreed to advance funds to the company to continue minimal operations until we are able to secure proper funding for our business activities. The officer/director is involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific opportunity becomes available, he may face a conflict in selecting between the Company and the other business interest(s). The Company has not formulated a policy for the resolution of such conflicts. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, Dungannon International may be dormant during the next twelve months, or until such time as necessary funds could be raised through sources such as loans or from a private placement sale of our shares in the equity securities market.

CASH REQUIREMENTS AND NEED FOR ADDITIONAL CAPITAL

Until we raise sufficient capital from outside sources to commence full-scale operations we anticipate our executive officer/director will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including the Securities and Exchange Commission over the course of the next twelve months. However, because there are no formal agreements in place with our executive officer/director, no assurances can be given that he will provide for any cash shortfalls or that any cash shortfalls can be deferred or paid for through the issuance of common stock.

In our efforts to become a fully reporting company with the Securities and Exchange Commission (SEC) we have incurred expenses of $5,700 associated with the filing of this Registration Statement on Form 10SB. This expense consisted of professional services associated with our independent auditing firm. We have not incurred, nor do we anticipate any additional expenses associated with our efforts to become fully reporting except auditing expenses and filing expenses for future filing requirements with the Securities and Exchange Commission. These expenses are estimated to be no more than $6,000 over the course of the next twelve months.

We will only be able to continue to advance our business plan after we receive capital funding. If the company is not able to raise the full amount, actual funds raised will be used proportionately in the itemized categories to begin minimal operations. Even if 100% funding is realized, no guarantees can be made that the Company will ever generate revenues or become profitable.

If our executive officer/director does not cover the cash cost of our auditing requirements, a failure to maintain current auditing of our corporate affairs would result in our failure to meet our future filing requirements with the

Securities and Exchange Commission. Failure to retain our status as a reporting company could further limit our abilities to raise the necessary amount of investment capital to commence execution of our business plan.

The Company may experience significant volatility in its quarterly and annual results. If and when the company begins operations with cash flow, there can be no assurance that the Company will ever report a net income in any period, and the Company expects that it will report operating losses for the foreseeable future.

Excluding the company's executive officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead the Company. The addition of employees will depend on the ability of the company to raise additional capital, which cannot be assured.

The Company's executive officer/director makes up its entire management team. This individual is employed at another company and plans to initially devote minimal time to promoting the company's strategic business plan. If other obligations take priority for the company's officer/director, it will have a material adverse impact on the progress of the company. In addition, excluding the shares that were issued to the officer/director at $3,000, there has been, and are no plans for compensation to be paid to the officer/director until sufficient revenue flow can be generated, of which there is no guarantee. Since the officer/director is being compensated by his employment elsewhere, he may be less motivated to spend adequate time devoted to company activities. Should our executive officer/director fail to raise the necessary capital to execute our business plan, there will be inadequate resources to hire new personnel capable of possibly raising much needed funds and/or executing our business plan. We believe that the current efforts from our existing executive officer/director, will prove satisfactory in enabling us to raise the necessary capital to properly execute our business plan.

Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The majority of management's efforts to date have centered on developing our business plan, listing the Company on the Pink Sheets L.L.C. and preparing to become a fully registered and compliant company with the Securities and Exchange Commission (SEC). None of these activities are revenue generating. We believe that by becoming registered with the SEC it will simplify our tasks of raising capital from outside investors. Presently we anticipate we will need to raise a minimum of $200,000 from outside investors to properly execute our business plan.

We have not conducted any talks, preliminary or otherwise, with any prospective investors, broker/dealers, banks or other sources of funds. Nor do we have any specific plans on how we will raise this necessary capital. However, such methods may include public or private sales of our equity, borrowings from institutions or individuals, venture capital, investments from possible angel investors, and other methods and/or sources that may become available to us.

Until we can successfully raise sufficient capital we will remain dependent on our executive officer/director to support our business operations and provide us with adequate capital for our ongoing capital needs. Our officer/director has not entered into any agreement requiring him to provide for our capital needs. We can give no assurances that he will provide for our capital needs or that we will be able to raise sufficient capital to execute our business plan.

Furthermore our ability to raise capital by selling securities, equity and/or debt, and hence our liquidity, could be materially adversely affected by the general unease in the equities market, the limited availability of venture capital financing sources, and current worldwide general economic woes.

If the company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations. If we fail to raise the necessary capital to commence full-scale operations, we may be forced into involuntary insolvency. Management intends to prevent accruing unnecessary expenses until sufficient funding has been procured to prevent such a situation from ever developing.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

Dungannon International's principal executive office address is 805-510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8. The principal executive office and telephone number are provided by Gary Ciccozzi, the officer/director of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. We intend to use our current address for our business activities throughout our development stage during the next twelve months.

                                     ITEM 4
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the ownership of Dungannon International's voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of Dungannon's common stock through the most current date January 31, 2004:

Title of              Name &                       Amount &             Percent
 Class               Address                    Nature of Owner          Owned
 -----               -------                    ---------------          -----
Common         Gary Ciccozzi (2)                 3,000,000 (1)           94.4%
               805-510 West Hastings St.
               Vancouver, British Columbia
               Canada
               V6B 1L8
Total Shares Owned by Officers
& Directors as a Group                           3,000,000               94.4%

----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the number of outstanding shares, increased to reflect the beneficially-owned share underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person. As of January 31, 2004, we had 3,177,000 shares issued and outstanding.
(2) Gary Ciccozzi's address is 805-510 West Hastings Street, Vancouver, British Columbia V6B 1L8. Mr. Ciccozzi is the direct owner as described above. Unless otherwise indicated the named party is believed to be the sole investor and have voting control of the shares set forth in the above table Based on the 3,177,000 outstanding common shares as of January 31, 2004. As of January 31, 2004, there were 46 stockholders of record.

                                     ITEM 5
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The officer/director of Dungannon International, whose one year term will expire February 20, 2005, or at such a time as their successor shall be elected and qualified is as follows:

    Name & Address        Age    Position     Date First Elected    Term Expires
    --------------        ---    --------     ------------------    ------------
    Gary Ciccozzi         59     President,        02/18/99           02/20/05
    805-510 West                 Secretary,
    Hastings St.                 Treasurer,
    Vancouver, British           Director
    Columbia V6B 1L8

The foregoing person may be deemed a "promoter" of Dungannon International, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The officer/director devotes an immaterial amount of time to manage the business affairs of the company. The officer/director will consider devoting full-time services to the company when the company has sufficient funds for salaries.

No current or former executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Resume

Gary Ciccozzi, B. Comm., MBA                   President, Secretary,
                                               Treasurer, and Director

Mr. Gary Ciccozzi is a proven, experienced executive with broad enterprise management expertise, particularly in corporate finance and financial management. Mr. Ciccozzi is the managing principal of Proview Capital Management Associates, Inc., a private corporate capital management-consulting firm that he founded in 1984. Since 1996, Mr. Ciccozzi has also been President and a Director of VisionQuest Enterprise Group Inc., a Canadian controlled public enterprise development corporation listed on the TSX Venture Exchange. Further, he is President and Director of all VisionQuest subsidiaries including World EnviroSolutions Technology Corp. and VQ-Shield Coatings and Chemical Corp. Prior to founding Proview in 1984, Mr. Ciccozzi directed the investment and funding operations of a major British Columbia financial services organization with assets in excess of one billion dollars at the time. He has thirty years of financial management experience, a respected track record for providing innovative and workable solutions to asset and liability management and structuring challenges and well-developed networking, analytical and strategic planning skills.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

Dungannon International's current officer receives no compensation. The current Board of Directors is comprised of only Mr. Gary Ciccozzi .

                           Summary Compensation Table

                                             Other
Name &                                       Annual       Restricted
Principal                                    Compensa-      Stock       Options
Position     Year    Salary($)   Bonus($)    tion($)        Awards       SARs($)
--------     ----    ---------   --------    -------        ------       -------
Gary         2000      -0-         -0-         -0-           -0-           -0-
Ciccozzi,    2001      -0-         -0-         -0-           -0-           -0-
President    2002      -0-         -0-         -0-           -0-           -0-
             2003      -0-         -0-         -0-           -0-           -0-

There are no current employment agreements between the company and its executive officer.

The officer currently devotes an immaterial amount of time to manage the affairs of the company. The director and principal officer has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide proper salaries to all officers and compensation for director's participation. The officer and the board of directors have determined that a minimum cash balance of not less than $10,000 will be necessary before officers may receive compensation. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of Dungannon International in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Gary Ciccozzi, the president of the corporation. The costs associated with the use of the telephone and mailing address were deemed to be immaterial as the telephone and mailing address were almost exclusively used by him for other business purposes.

On February 23, 2000, the Company issued 3,000,000 shares of its $0.0001 par value common stock in exchange for cash of $3000 from Mr. Gary Ciccozzi, a director and officer of the corporation.

The company does not have any policies regarding entering into transactions with affiliated parties. The board of directors may adopt such policies in the future, but none are contemplated at this time.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

Dungannon International's Certificate of Incorporation authorizes the issuance of 80,000,000 shares of common stock, .0001 par value per share and 20,000,000 shares of preferred stock, .0001 par value per share. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefore. In the event of a liquidation, dissolution, or winding up of Dungannon International, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

                                     PART II

                                     ITEM 1
         MARKET PRICE OR AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                         AND OTHER SHAREHOLDER MATTERS

On October 28, 2003, the NASD cleared the Company's request for an unpriced quotation on the Pink Sheets L.L.C. for the Company's common stock. However at this time, no public market exists for our common stock or any other securities of the company and there can be no assurance that a trading market will develop in the future, or if developed, that it will be sustained. The Company plans to contact a market maker to obtain a listing for trading on the OTC Electronic Bulletin Board. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii)make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in a penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets for the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

For the initial listing in the NASDAQ Small Cap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there bust be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

For continued listing in the NASDAQ Small Cap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more. The Company intends to request a broker dealer to make application to the NASD Regulation, Inc. to have the company's securities traded on the OTC Electronic Bulletin Board (OTCBB). The Company will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System (NASDAQ) or for listing on any national securities exchange. Accordingly, until it qualifies for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

HOLDERS

There are 46 shareholders of the Company's Common Stock.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

                                     ITEM 2
                                LEGAL PROCEEDINGS

Dungannon International, Inc. is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL
                            AND FINANCIAL DISCLOSURE

None

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On February 23, 2000, the board of directors authorized the issuance of 3,000,000 shares of common stock par value $0.0001, to Mr. Gary Ciccozzi for cash at $.001 per share for $3,000. In issuing these shares, the company relied upon Section 4(2) of the Securities Act of 1933, as amended. This did not constitute a public offering.

Between April 5 and September 19, 2000, the company offered and sold 177,000 shares of common stock at $0.10 per share to 45 investors. The company relied upon Regulation S, category 3 of Rule 903 of the Securities Act of 1933, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, were non U.S. persons, and had adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision, that the securities would be resold in accordance with Regulation S or pursuant to an available exemption. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Regulation S restrictive legend. In addition, the Company has adopted in conjunction with the sale of these securities a board resolution to refuse to register or transfer any of the securities made in accordance with the provisions of Regulation S.

Under the Securities Act of 1933, all sales of issuers' securities or sales by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware corporate law allows for the indemnification of company officers and directors in regard to their carrying out the duties of their offices. The Board of Directors will make a determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of Dungannon International, Inc. for the years ended July 31, 2003 and 2002 and the related statement of operations for the six months period ended January 31, 2004 and related notes which are included in this registration statement have been examined by Beckstead and Watts, LLP and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

     Exhibit 2.1          Articles of Incorporation                   Included
     Exhibit 2.2          By-Laws                                     Included
     Exhibit 23.1         Consent of Independent Auditor              Included


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Dungannon International, Inc.


Date 04/06/04                               /s/ Gary Ciccozzi
                                            ------------------------------------
                                         By Gary Ciccozzi, President, Secretary,
                                            Treasurer and Director

Beckstead and Watts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
                                                         3340 Wynn Road, Suite B
                                                             Las Vegas, NV 89102
                                                                    702.257.1984
                                                              702.362.0540 (fax)

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Dungannon International, Inc.

We have audited the Balance Sheets of Dungannon International, Inc. (the "Company") (A Development Stage Company), as of July 31, 2003 and 2002, and the related Statements of Operations, Stockholders' Equity (Deficit), and Cash Flows for the years then ended and for the period February 18, 1999 (Date of Inception) to July 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dungannon International, Inc. (A Development Stage Company) as of July 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended and for the period February 18, 1999 (Date of Inception) to July 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Beckstead and Watts, LLP

March 29, 2004

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                                                       July 31,
                                                               -------------------------
                                                                 2003             2002
                                                               --------         --------
ASSETS

Current assets:
  Cash                                                         $    483         $  4,267
  Prepaid expense                                                    --            1,000
                                                               --------         --------
      Total current assets                                          483            5,267
                                                               --------         --------

                                                               $    483         $  5,267
                                                               ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                             $     81         $     --
                                                               --------         --------
      Total current liabilities                                      81               --
                                                               --------         --------

Stockholders' equity:
  Preferred stock, $0.0001 par value, 20,000,000 shares
   authorized, no shares issued or outstanding                       --               --
  Common stock, $0.0001 par value, 80,000,000 shares
   authorized, 3,177,000 shares issued and outstanding
   as of 7/31/03 and 7/31/02, respectively                          318              318
  Additional paid-in capital                                     20,382           20,382
  (Deficit) accumulated during development stage                (20,298)         (15,433)
                                                               --------         --------
                                                                    402            5,267
                                                               --------         --------

                                                               $    483         $  5,267
                                                               ========         ========

   The accompanying notes are an integral part of these financial statements.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                            Statements of Operations

                                                       For the years ended       February 18, 1999
                                                             July 31,             (Inception) to
                                                  ----------------------------       July 31,
                                                     2003             2002             2003
                                                  -----------      -----------      -----------
Revenue                                           $        --      $        --      $        --
                                                  -----------      -----------      -----------
Expenses:
  General and administrative expenses                   4,865            5,808           20,298
                                                  -----------      -----------      -----------
      Total expenses                                    4,865            5,808           20,298
                                                  -----------      -----------      -----------

Net (loss)                                        $    (4,865)     $    (5,808)     $   (20,298)
                                                  ===========      ===========      ===========
Weighted average number of common shares
 outstanding - basic and fully diluted              3,177,000        3,177,000
                                                  ===========      ===========

Net (loss) per share - basic and fully diluted    $        --      $        --
                                                  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                   Statement of Stockholders' Equity (Deficit)

                                                                                     (Deficit)
                                                                                    Accumulated      Total
                                    Common Stock       Additional                     During      Stockholders'
                               --------------------     Paid-in     Subscriptions   Development     Equity
                               Shares        Amount     Capital      Receivable        Stage       (Deficit)
                               ------        ------     -------      ----------        -----       ---------
                                     --     $    --     $    --       $  --          $     --       $    --

Net (loss)
  February 18, 1999
  (Inception) to
  July 31, 1999                                                                            --            --
                             ----------     -------     -------       -----          --------       -------
Balance, July 31, 1999               --          --          --          --                --            --

February 2000
  Founders shares
  issued for subscriptions
  receivable                  3,000,000         300       2,700          --                --         3,000

June 2000
  Cash received for
  private placement                                                     200                             200

Net (loss)
  For the year ended
  July 31, 2000                                                                        (3,624)       (3,624)
                             ----------     -------     -------       -----          --------       -------
Balance, July 31, 2000        3,000,000         300       2,700         200            (3,624)         (424)

September 2000
  Private placement
  issued for cash and
  subscriptions receivable      177,000          18      17,682        (415)                         17,285

Net (loss)
  For the year ended
  July 31, 2001                                                                        (6,001)       (6,001)
                             ----------     -------     -------       -----          --------       -------
Balance, July 31, 2001        3,177,000         318      20,382        (215)           (9,625)       10,860

May 2002
  Cancellation of
  subscriptions receivable                                              215                             215

Net (loss)
  For the year ended
  July 31, 2002                                                                        (5,808)       (5,808)
                             ----------     -------     -------       -----          --------       -------
Balance, July 31, 2002        3,177,000         318      20,382          --           (15,433)        5,267

Net (loss)
  For the year ended
  July 31, 2003                                                                        (4,865)       (4,865)
                             ----------     -------     -------       -----          --------       -------
Balance, July 31, 2003        3,177,000     $   318     $20,382       $  --          $(20,298)      $   402
                             ==========     =======     =======       =====          ========       =======

   The accompanying notes are an integral part of these financial statements.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                            Statements of Cash Flows

                                                      For the years ended       February 18, 1999
                                                           July 31,               (Inception) to
                                                   -------------------------         July 31,
                                                     2003             2002             2003
                                                   --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                       $ (4,865)        $ (5,808)        $(20,298)
  Adjustments to reconcile net (loss) to
   net cash (used) by operating activities:
    Decrease in prepaid expense                       1,000               --               --
    Increase in accounts payable                         81               --               81
                                                   --------         --------         --------
Net cash (used) by operating activities              (3,784)          (5,808)         (20,217)
                                                   --------         --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuances of common stock                              --               --           20,700
  Decrease in subscriptions receivable                   --              215               --
                                                   --------         --------         --------
Net cash provided by financing activities                --              215           20,700
                                                   --------         --------         --------

Net increase (decrease) in cash                      (3,784)          (5,593)             483
Cash - beginning                                      4,267            9,860               --
                                                   --------         --------         --------
Cash - ending                                      $    483         $  4,267         $    483
                                                   ========         ========         ========
Supplemental disclosures:
  Interest paid                                    $     --         $     --         $     --
                                                   ========         ========         ========
  Income taxes paid                                $     --         $     --         $     --
                                                   ========         ========         ========

   The accompanying notes are an integral part of these financial statements.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                      Notes


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 18, 1999 (Date of Inception) under the laws of the State of Delaware, as Dungannon International, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 80,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Cash and cash equivalents
     For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents include cash on hand. There are no cash equivalents as of July 31, 2003 and 2002.

Revenue recognition
     The Company recognizes revenue and gains when earned and related costs of sales and expenses when incurred.

Advertising costs
     The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses in 2003 or 2002.

Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
     Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2003 and 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long-lived assets
     Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at July 31, 2003 and 2002.

Reporting on the costs of start-up activities
     Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
     Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of July 31, 2003 and 2002, the Company had no dilutive common stock equivalents, such as stock options or warrants.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                      Notes


Dividends
     The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Segment reporting
     The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
     The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

     Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2003.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS No. 123."
     This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                      Notes


     In  November  2002,  the FASB issued  FASB  Interpretation  ("FIN") No. 45,
     "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2003; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No.
     51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS No. 150 will be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS No. 150 did not have any impact on the Company's financial position or results of operations.

Stock-Based Compensation
     The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
     The Company has adopted July 31 as its fiscal year end.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                      Notes


NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company raised funds via private placement offering. If the securities offering does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 4 - INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

          U.S federal statutory rate      (34.0%)
          Valuation reserve                34.0%
                                          -----
          Total                              --%
                                          =====

As of July 31, 2003, the Company has a net operating loss carry forward as follows:

          Year             Amount              Expiration
          ----             ------              ----------
          1999             $    --                2019
          2000             $ 3,624                2020
          2001             $ 6,001                2021
          2002             $ 5,808                2022
          2003             $ 4,865                2023

NOTE 5 - PREPAID EXPENSE

In May 2002, the Company engaged a consultant for a period of five months at a rate of $500 per month. During the year ended July 31, 2003, the Company had management fee expense of $1,000. As of July 31, 2003, the balance in prepaid expense is $0.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                      Notes


NOTE 6 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 80,000,000 shares of its $0.0001 par value common stock and 20,000,000 shares of it $0.0001 par value preferred stock.

On February 23, 2000, the Company issued 3,000,000 shares of its $0.0001 par value common stock to an individual who is an officer and director of the Company in exchange for a cash of $3,000.

On June 15, 2000, the Company received $200 in cash for shares that were issued in the private placement.

On September 15, 2000, the Company issued 177,000 of its $0.0001 par value common stock for total of $17,700 pursuant to a private placement, of which the Company received $17,485 in cash and cash equivalents and $215 in subscriptions receivable.

On May 8, 2002, the Company received $215 to cancel the entire balance of subscriptions receivable.

As of July 31, 2003, there have been no other issuances of common and/or preferred stock.

NOTE 7 - WARRANTS AND OPTIONS

As of July 31, 2003 and 2002, there are no warrants or options outstanding to acquire any additional shares of common stock and/or preferred stock.

NOTE 8 - RELATED PARTY TRANSACTIONS

On September 15, 2000, the Company issued 3,000 of its $0.0001 par value common stock to three individuals who are family members of the President of the Company for total of $300 pursuant to a private placement.

The Company does not lease or rent any property. Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 9 - SUBSEQUENT EVENTS

On February 2, 2004, the Company received $300 as a loan from an officer and director of the Company. The loan is due upon demand and bears no interest.

Beckstead and Watts, LLP
Certified Public Accountants
                                                         3340 Wynn Road, Suite B
                                                             Las Vegas, NV 89102
                                                                    702.257.1984
                                                                702.362.0540 fax


                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT


Board of Directors
Dungannon International, Inc.
(a Development Stage Company)

We have reviewed the accompanying balance sheet of Dungannon International, Inc. (a Delaware corporation) (a development stage company) as of January 31, 2004 and the related statements of operations for the three-months and six-months ended January 31, 2004 and 2003 and for the period February 18, 1999 (Inception) to January 31, 2004, and statements of cash flows for the six-months ended January 31, 2004 and 2003 and for the period February 18, 1999 (Inception) to January 31, 2004. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Beckstead and Watts, LLP has previously audited, in accordance with generally accepted auditing standards, the balance sheet of Dungannon International, Inc. (a development stage company) as of July 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated March 29, 2004, we expressed an unqualified opinion on those financial statements.


/s/ Beckstead and Watts, LLP

March 29, 2004

                          Dungannon International, Inc.
                          (a Development Stage Company)
                                  Balance Sheet
                                   (unaudited)


                                                                     January 31,
                                                                        2004
                                                                      --------
ASSETS

Current assets:
  Cash                                                                $    205
                                                                      --------
      Total current assets                                                 205
                                                                      --------

                                                                      $    205
                                                                      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:                                                  $     --
                                                                      --------
Stockholders' equity:
  Preferred stock, $0.0001 par value, 20,000,000 shares
   authorized, no shares issued and outstanding                             --
  Common stock, $0.0001 par value, 80,000,000 shares
   authorized, 3,177,000 shares issued and outstanding                     318
  Additional paid-in capital                                            20,382
  (Deficit) accumulated during development stage                       (20,495)
                                                                      --------
                                                                           205
                                                                      --------

                                                                      $    205
                                                                      ========

   The accompanying notes are an integral part of these financial statements.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                            Statements of Operations
                                   (unaudited)

                                              Three Months Ended           Six Months Ended
                                                  January 31,                January 31,          February 18, 1999
                                           ------------------------    ------------------------    (Inception) to
                                              2004          2003          2004          2003      January 31, 2004
                                           ----------    ----------    ----------    ----------   ----------------
Revenue                                    $       --    $       --    $       --    $       --       $     --
                                           ----------    ----------    ----------    ----------       --------
Expenses:
  General and administrative expenses             136           427           197         3,393         20,495
                                           ----------    ----------    ----------    ----------       --------
      Total expenses                              136           427           197         3,393         20,495
                                           ----------    ----------    ----------    ----------       --------

Net (loss)                                 $     (136)   $     (427)   $     (197)   $   (3,393)      $(20,495)
                                           ==========    ==========    ==========    ==========       ========
Weighted average number of common shares
outstanding - basic and fully diluted       3,177,000     3,177,000     3,177,000     3,177,000
                                           ==========    ==========    ==========    ==========

Net (loss) per share - basic and fully
diluted                                    $    (0.00)   $    (0.00)   $    (0.00)   $    (0.00)
                                           ==========    ==========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          Dungannon International, Inc.
                          (a Development Stage Company)
                            Statements of Cash Flows
                                   (unaudited)

                                                     Six Months Ended
                                                        January 31,           February 18, 1999
                                                -------------------------      (Inception) to
                                                  2004             2003       January 31, 2004
                                                --------         --------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                    $   (197)        $ (3,393)        $(20,495)
  Adjustments to reconcile net (loss) to
   net cash (used) by operating activities:
    Decrease in prepaid expenses                      --            1,000               --
    (Decrease) in accounts payable                   (81)              --               --
                                                --------         --------         --------
Net cash (used) by operating activities             (278)          (2,393)         (20,495)
                                                --------         --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuances of common stock                           --               --           20,700
                                                --------         --------         --------
Net cash provided by financing activities             --               --           20,700
                                                --------         --------         --------

Net increase (decrease) in cash                     (278)          (2,393)             205
Cash - beginning                                     483            4,267               --
                                                --------         --------         --------
Cash - ending                                   $    205         $  1,874         $    205
                                                ========         ========         ========
Supplemental disclosures:
  Interest paid                                 $     --         $     --         $     --
                                                ========         ========         ========
  Income taxes paid                             $     --         $     --         $     --
                                                ========         ========         ========

   The accompanying notes are an integral part of these financial statements.

                         Dungannon International, Inc.
                          (a Development Stage Company)
                                      Notes


NOTE 1 - BASIS OF PRESENTATION

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the financial statements of the Company for the year ended July 31, 2003 and notes thereto. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $20,495 for the period from February 18, 1999 (inception) to January 31, 2004, and has no sales. In order to obtain the necessary capital, the Company raised funds via private placement offering. If the securities offering does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company does not lease or rent any property. Office services are provided without charge by an officer and director of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 4 - SUBSEQUENT EVENTS

On February 2, 2004, the Company received $300 as a loan from an officer and director of the Company. The loan is due upon demand and bears no interest.